HODGSON RUSS LLP

One M&T Plaza, Suite 2000

Buffalo, New York 14203

Tel: 716.856.4000

Fax: 716.849.0349

  December 20, 2006

Gregory S. Belliston

Mail Stop 6010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Merchants Group, Inc.

       Schedule 14A

       Filed November 30, 2006

       File No. 1-09640

Dear Mr. Belliston:

On behalf of our client, Merchants Group, Inc. ("Merchants Group"), and in response to your letter of December 7, 2006 (the "SEC Comment Letter") to Mr. Kenneth J. Wilson, Chief Financial Officer of Merchants Group, set forth below are responses to your comments.  We have restated each of your responses in this letter and then included the corresponding response on behalf of Merchants Group.

SEC Comment:

General

1.

We note the disclosure throughout the filing and on the proxy card that proxies may use their discretionary powers to vote to adjourn the meeting to solicit additional proxies.  It is the staff's position that discretionary authority cannot be used for this purpose.  Please revise the filing and proxy card to make this item a separate proposal.

Response:

The disclosure concerning the use of discretionary powers and concerning any vote to adjourn the meeting throughout the proxy materials will be revised in accordance with your request as follows.

The discussion of the purposes of the meeting contained in the Notice of Meeting for the Special Meeting that appears in front of the proxy statement will be revised to with respect to discretionary authority and to provide for a second proposal. The disclosure about discretionary authority and the second proposal will be as follows:

"2.

To consider and vote upon a proposal to adjourn or postpone the special meeting,  if necessary, in order to solicit additional proxies in favor if there are not sufficient favorable votes at the time of the meeting to adopt the merger agreement and approve of the merger and related transactions; and

3.

To transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider any procedural matters incident to the conduct of the special meeting."

On page 4 of the proxy statement, the disclosure under the caption "Proposals to be Considered" will be revised to read as follows:

"Proposals to be Considered.   At the special meeting, you will be asked to consider a proposal to adopt the merger agreement and approve the merger and related transactions.  You will be also be asked to consider a proposal to adjourn or postpone the special meeting, if necessary, in order to solicit additional proxies in favor if there are not sufficient favorable votes at the time of the meeting to adopt the merger agreement and approve the merger and related transactions."

On page 11 of the proxy statement, the second numbered paragraph under the caption "Proposals to be Considered at the Special Meeting" will be revised to read as follows:

"2.  To consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, in order to solicit additional proxies in favor if there are not sufficient favorable votes at the time of the meeting to adopt the merger agreement and approve the merger and related transactions."

On the first page of the proxy card, the disclosure under numbered paragraph "2." will be deleted, and the following language will be inserted:

"2.  To adjourn or postpone the special meeting, if necessary, in order to solicit additional proxies in favor if there are not sufficient favorable votes at the time of the meeting to adopt the merger agreement and approve the merger and related transactions.

FOR

[  ]

AGAINST

[  ]

ABSTAIN

[  ]

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the Special Meeting."

Also pursuant to your request, we are forwarding herewith an acknowledgement of Merchants Group by Thomas E. Kahn, its Chairman of the Board, as to the matters requested in your letter.

Please direct any comments you may have regarding this filing to the undersigned at (716) 848-1281 (e-mail:  whinkle@hodgsonruss.com) or to David M. Stark at (716) 848-1369 (e-mail: dstark@hodgsonruss.com).

Very truly yours,

HODGSON RUSS LLP

By:  /s/ Ward B. Hinkle

MERCHANTS GROUP, INC.

250 Main Street

Buffalo, New York 14202

Gregory S. Belliston

Mail Stop 6010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

December 20, 2006

Dear Mr. Belliston:

Re: Merchants Group, Inc.

       Schedule 14A

       Filed November 30, 2006

       File No. 1-09640

As requested in your letter dated December 7, 2006 relating to the above filing, the undersigned hereby acknowledges on behalf of Merchants Group, Inc. (the "Company")  that:

the Company is responsible for adequacy and accuracy of the disclosures in the filing;
the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MERCHANTS GROUP, INC.

By: /s/ Thomas E. Kahn_________

Thomas E. Kahn, Chairman of the Board